Exhibit (a)(1)(J)

FORM OF NOTICE TO ELIGIBLE HOLDERS REGARDING EXPIRATION OF OFFER PERIOD

To:
From:	optionexchange@kalarx.com
Date:	Tuesday, May 30, 2023
Subject:	Expiration of Option Exchange Program

As of 11:59 p.m., Eastern Time, on May 30, 2023, Kala Pharmaceuticals, Inc.’s Offer To Exchange Certain Outstanding Options for Restricted Stock Units (the “Option Exchange Program”) has expired, and no additional election forms or Notices of Withdrawal may be submitted. If you are an Eligible Holder and delivered a properly completed and signed election form to tender your Eligible Options before the expiration date, and did not subsequently deliver a Notice of Withdrawal, you will receive a separate email confirming our acceptance of all of your tendered Eligible Options. Such accepted options have been cancelled and you no longer have any rights with respect to those options. You will be granted restricted stock units in exchange for the cancelled options, in accordance with the terms and conditions of the Option Exchange Program.

If you have any questions, please contact KALA’s Corporate Secretary by email at optionexchange@kalarx.com or by phone at (781) 996-5743.

The Option Exchange Program was made pursuant to the terms and conditions set forth in the KALA Tender Offer Statement on Schedule TO, including the Offering Memorandum, and other related materials filed with the Securities and Exchange Commission are available to you free of charge at www.sec.gov. You should read these written materials carefully because they contain important information about the Option Exchange Program, including risks related thereto.